                                                                    Exhibit 12.2

                          Montpelier Re Holdings Ltd.
                  PRO-FORMA Ratio of Earnings to Fixed Charges
                             (Dollars in thousands)



                                                            Six months ended June 30       Years ended December 31
                                                                 2003           2002           2002           2001
Earnings: Income/(Losses) before income taxes/(benefits)    $  216,320      $ 51,755       $ 152,045      $  (61,618)

Fixed Charges:
Assumed interest component of rent expense(1)               $       76      $     48       $     147      $        -
Interest on $250m 6.45% Senior Notes(3)                     $    8,063      $  8,063       $  16,125      $      851
                                                            ----------      --------       ---------      ----------
Total fixed charges                                         $    8,139      $  8,111       $  16,272      $      851
                                                            ----------      --------       ---------      ----------
Earnings plus fixed charges                                 $  224,459      $ 59,866       $ 168,317      $  (60,767)
                                                            ==========      ========       =========      ==========
RATIO OF EARNINGS TO FIXED CHARGES                                27.6           7.4            10.3           (71.4)
                                                            ==========      ========       =========      ==========


(1) 33.3% represents a reasonable approximation of the interest factor.


(2) For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $61.9 million. Montpelier Re Holdings Ltd. was formed on November 14, 2001 and commenced insurance operations on December 16, 2001. We incurred certain one-time expenses in connection with our formation including a $61.3 million charge for the fair value of warrants issued. The warrants were issued to certain founding shareholders, and qualify as equity for accounting purposes, therefore $61.3 million of additional paid-in capital was also created with a net neutral impact on shareholders' equity. The net loss of $61.6 million for the period was almost entirely due to the charge related to warrants.


(3) Assumes proceeds from offer of Senior Notes used to repay $150 million credit facility, therefore no interest or other fixed charges arising from the $150 million credit facility are included in this calculation. Calculation assumes $250 million of Senior Notes at an interest rate of 6.45%.